SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 20, 2026.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2nd Floor

ZIP Code 01010-010, São Paulo, State of São Paulo

Ana Lucia Pereira

Listing and Issuer Regulation Superintendent

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Brazilian Securities and Exchange Commission

Mr. Fernando Soares Vieira - Superintendent of Corporate Relations

Ref.: Letter No.253/2026-SLE dated August 19, 2026 - Braskem S.A. - Request for Clarification Regarding News Report Published in the Media

Dear Sir/Madam,

We refer to B3 Letter No. 253/2026-SLE (the “Letter”), dated August 19, 2026, pursuant to which you requested clarifications from Braskem S.A. (“Braskem” or the “Company”), as detailed below:

“Ref.: Request for Clarification Regarding News Report Published in the Media

Dear Sir,

In a news article published by O Globo, on August 19, 2026, under the headline “Braskem Prepares to File for Out-of-Court Reorganization Next Week” it is stated, among other things, that:

•	Braskem is preparing to file for an out-of-court reorganization next week, according to sources. The objective is to restructure US$10.3 billion in debt;
•	(...) the out-of-court reorganization plan, which requires the approval of one-third of the creditors, will not involve the sale of assets, since a transaction of this magnitude would require the engagement of financial advisors and a roadshow.
•	According to the same source, such transactions are expected to be brought to the negotiating table at a later stage, although no date has yet been determined. “We will now have an additional 90 days to develop a plan and reduce the debt, and the objective is to succeed,” the source explained.
•	A step toward reaching an agreement with creditors regarding the out-of-court reorganization would reportedly have been taken by Petrobras (...); the oil company would be willing to provide greater flexibility regarding the payment terms under the naphtha supply agreements.

We request clarification regarding the matters highlighted above by August 20, 2026, including confirmation or denial thereof, as well as any other information deemed relevant.”

The Company reiterates that, as disclosed in (i) the Material Fact published on September 26, 2025, the Company retained specialized financial and legal advisors to assist it in conducting a comprehensive assessment of economic and financial alternatives aimed at optimizing its capital structure; and (ii) the Material Fact published on June 25, 2026, the Company and certain holders of, and investment managers for, one or more of the Senior Notes and Debentures issued or guaranteed by Braskem ("Investors"), together with their respective advisors, have been exchanging information and non-binding, indicative proposals regarding terms and conditions in the context of a potential reorganization of the Company's capital structure ("Restructuring").

In addition, as disclosed in the Material Facts published on June 25 and 26, 2026, in connection with the request for Precautionary Injunctive Relief (Tutela de Urgência Cautelar) filed by the Company and certain of its subsidiaries, the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo (2ª Vara de Falências e Recuperações Judiciais da Comarca da Capital do Estado de São Paulo) has granted the requests, among other measures, order the stay of all enforcement actions and attachments by creditors that have been invited to participate in the mediation proceeding initiated by the Company and certain of its subsidiaries, for a period of 60 days.

On June 26, 2026, the same entities that initiated the mediation proceedings in Brazil filed a Chapter 15 petition in the United States seeking recognition of the Precautionary Injunctive Relief granted in Brazil. On June 30, 2026, the U.S. court granted, on a preliminary basis, an automatic stay for the same period as the Precautionary Injunctive Relief in Brazil, pending its final decision on the recognition of the Brazilian proceeding.

Since then, and as clarified in the responses to B3 Letter No. 219/2026-SLE, CVM Letter No. 231/2026/CVM/SEP/GEA-1 and B3 Letter No. 229/2026-SLE disclosed by the Company through Notices to the Market on July 21, 2026, July 28, 2026 and July 31, 2026, respectively, the Company and its advisors have continued to engage with financial creditors and their advisors, having received indicative and non-binding proposals from groups of creditors for a potential Restructuring. Such proposals include a possible capitalization and the granting of security interests over assets as collateral, which remain under analysis by the Company.

The discussions between the Company and its financial creditors have intensified and remain ongoing, and the Company is evaluating the adoption of potential measures for protection against creditors, considering the expiration of the stay of enforcement actions and attachments referred to above. As of this date, no decision has been reached regarding the terms of the Restructuring.

The Company reiterates to its Investors that it remains fully committed to continuing discussions with its financial creditors in pursuit of a consensual, structural and orderly solution for its capital structure, while ensuring the continuity of its operations in the ordinary course of business.

There being no further matters to address at this time, we remain at disposal for any further clarification that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 (11) 3576 9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.